

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2022

Kyle Detwiler
Director and Chief Executive Officer
Clever Leaves Holdings Inc.
6501 Congress Ave, Suite 240
Boca Raton, FL 33487

      Re: Clever Leaves Holdings Inc.
             Registration Statement on Form S-3
             Filed January 14, 2022
             File No. 333-262183

Dear Mr. Detwiler:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: Pamela L. Marcogliese, Esq.